UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2013

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On April 26, 2013, the two press releases included in this Form 6-K were published. This report on Form 6-K of Credit Suisse Group AG and Credit Suisse AG hereby incorporates by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259) the following: (A) the release entitled "Final terms of the proposed stock dividend for the financial year 2012" and (B) the following within the release entitled "Annual General Meeting of Shareholders of Credit Suisse Group AG: All Proposals Put Forward by the Board of Directors Approved": the title and first two paragraphs of the release, and the sections entitled "Distribution against reserves from capital contributions" (excluding the final paragraph but including the footnote relating to that section), "Increase of authorized capital", “Increase in conditional capital for employee shares”, “Election of Kai S. Nargolwala as a new member of the Board of Directors”, “Re-election of two members of the Board of Directors”, "2012 Compensation Report", "Composition of the Board of Directors as of April 26, 2013" and "Cautionary statement regarding forward-looking information".

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Final terms of the proposed stock dividend for the financial year 2012
Zurich, April 26, 2013 Credit Suisse Group AG today announced the final terms of the proposed stock dividend for the financial year 2012. The Board of Directors set the ratio at which new Credit Suisse Group AG shares will be issued to 1 new share for 41 existing shares.

As previously announced, the Board of Directors proposes for the financial year 2012 a combined distribution against reserves from capital contributions in cash of CHF 0.10 per registered share (cash dividend) and in the form of new shares (stock dividend).

With respect to the stock dividend, the Board of Directors decided that 41 existing Credit Suisse Group AG shares are required to receive 1 new Credit Suisse Group AG share free of charge in the context of the proposed stock dividend to be approved by the Annual General Meeting taking place today. The ratio was set so that the theoretical value of each right to be allocated to the shareholders is approximately CHF 0.65 based on the current share price level.

If today’s Annual General Meeting approves the proposed distribution of the stock dividend and the proposed increase of the authorized capital, each shareholder will be allocated one non-tradable right for every Credit Suisse Group AG share held after market close on April 29, 2013. The rights will automatically be exchanged for new Credit Suisse Group AG shares at the ratio of 1:41 free of charge. No fractions of new Credit Suisse Group AG shares – i.e. a number of rights that is not an integral multiple of the divisor of the ratio – will be issued. Fractions will be purchased by Credit Suisse AG on the basis of the volume weighted average price (VWAP) of the Credit Suisse Group AG shares in the period from May 3 to May 7, 2013. Based on 1,539,643,781 Credit Suisse Group AG shares eligible for the distribution, the ratio of 1:41 (new : old shares) translates into 37,552,287 shares to be newly issued or 2.4% of currently issued shares.

The new Credit Suisse Group AG shares are expected to be delivered on May 13, 2013. Likewise, the listing and first trading day of the new Credit Suisse Group AG shares on SIX Swiss Exchange as well as the payment of the fractions are also expected to occur on May 13, 2013.

Further information about the stock dividend can be found in the ‘Shareholder Information – Summary Document’, which can be accessed at: www.credit-suisse.com/agm

This press release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, shares of Credit Suisse Group AG, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with any contract therefor. Further, it does not constitute a prospectus within the meaning of applicable Swiss law or under Directive 2003/71/EC (as subsequently amended), nor a listing prospectus within the meaning of the Listing Rules of SIX Swiss Exchange.
This press release constitutes the information document required pursuant to Article 212-4 4° and 212-5 5° of the French Financial Market Authority (AMF) General Regulation and Article 13 and Annex III of the AMF Instruction number 2005-11 dated December 13, 2005, as amended.

Media Release
April 26, 2013 page 2/2

Information
Media Relations Credit Suisse AG, Phone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, Phone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,900 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the Company in our Annual Report 2012.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Annual General Meeting of Shareholders of Credit Suisse Group AG: All Proposals Put Forward by the Board of Directors Approved
Zurich, April 26, 2013 The shareholders of Credit Suisse Group AG have approved all of the proposals put forward by the Board of Directors at today's Annual General Meeting in Zurich. Shareholders approved the distribution in the form of CHF 0.10 per registered share in cash and in the form of new shares with an equivalent value of around CHF 0.65 per registered share for the 2012 financial year. Shareholders also voted in favor of an increase in authorized capital and an increase in conditional capital. Kai S. Nargolwala was elected as a new member of the Board of Directors, and Noreen Doyle and Jassim Bin Hamad J.J. Al Thani were re-elected to the Board. The Annual General Meeting of Shareholders also approved the 2012 Compensation Report.

At today's Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors.

Distribution against reserves from capital contributions*
Shareholders approved the distribution in the form of CHF 0.10 per registered share in cash and in the form of new shares with an equivalent value of around CHF 0.65 per registered share for the 2012 financial year.

The stock dividend will be distributed as follows: For every share that they own, shareholders will receive a non-transferable right to the acquisition, at no charge, of new shares in Credit Suisse Group AG. Following the allocation, rights will be exchanged automatically for new shares, at no charge, in the ratio of 1 new share for 41 rights.

The new shares will be issued from authorized capital. The delivery of the new shares is scheduled for May 13, 2013, and the distribution of CHF 0.10 per registered share will take place on May 6, 2013.

Further information is available in the Shareholder Information – Summary Document, which can be viewed on the Credit Suisse website at: www.credit-suisse.com/agm

Increase in authorized capital
With 92.77% of the votes represented, shareholders approved the increase in authorized capital to service the 2013 stock dividend and to maintain financial flexibility in the further development of the business, by CHF 4,965,683.52 to CHF 6,000,000 (which corresponds to 150 million registered shares).

Of these 150 million registered shares, 50 million are reserved exclusively for the 2013 stock dividend.

Media Release
April 26, 2013 Page 2/4

Increase in conditional capital for employee shares
With 75.26% of the votes represented, shareholders approved the increase in conditional capital for the delivery of shares to meet the obligation arising from employee compensation programs in a capital-efficient manner. The existing conditional capital for employee shares will be increased by CHF 1,093,621.32 to CHF 1,200,000 (corresponding to 30 million registered shares).

Election of Kai S. Nargolwala as a new member of the Board of Directors
Kai S. Nargolwala was newly elected to the Board of Directors for a term of three years. Kai S. Nargolwala is a member of the Board of Directors of Singapore Telecommunications Ltd., Singapore's largest listed company, and serves on the Board of Directors of Prudential plc., a global financial services company based in the UK, as well as holding a number of other offices.

Re-election of two members of the Board of Directors
Noreen Doyle, a member of the Board of Directors since 2004 and a member of the Risk Committee, and Jassim Bin Hamad J.J. Al Thani, a member of the Board of Directors since 2010, were both re-elected as members of the Board of Directors for a term of three years.

2012 Compensation Report
In a consultative vote, the shareholders approved the 2012 Compensation Report, with 87.98% of the represented votes.

Statements by Urs Rohner, Chairman of the Board of Directors
Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, said: "Despite the challenging operating environment, we made significant progress during the past financial year. In 2012, we achieved improvements in both capital and cost efficiency, reduced the size of our balance sheet and risk-weighted assets, and transformed our businesses in line with stricter regulatory requirements, the evolving market environment and changing client needs. Despite difficult market conditions, we generated underlying pre-tax income of CHF 5.0 billion – double the result for the previous year. At the same time, we gained further market share. This shows that our progress is increasingly reflected in our operating results and confirms that we are on the right track."

Commenting on the approval of all the items on the agenda and on the consultative vote on the 2012 Compensation Report, Urs Rohner stated: "We are pleased by the positive voting results and, in particular, by the high level of shareholder approval for the Compensation Report of 87.98%. We regard the outcome of the consultative vote as an acknowledgement of the changes we have made to our compensation structure in 2012. We will continue to regularly review our compensation practices and, in the coming years, will focus on the division of profits between shareholders and employees with the aim of achieving a more balanced distribution in future."

With regard to the elections to the Board of Directors, Urs Rohner added: "I am very pleased to welcome Kai S. Nargolwala as a new member of the Board of Directors. As a proven expert with extensive knowledge of the finance industry and a broad experience in different sectors in Asia – one of the bank's growth regions – he is a valuable addition to the Board of Directors. At the same time, the re-election of Noreen Doyle and Jassim Bin Hamad J.J. Al Thani ensures continuity in the Board. I would like to offer

Media Release
April 26, 2013 Page 3/4

my sincere thanks to the departing members of the Board of Directors, Robert H. Benmosche, Aziz R.D. Syriani and David W. Syz, for their valuable contribution."

Voting results
All voting results and the speeches by Urs Rohner, Chairman of the Board of Directors, and Brady Dougan, Chief Executive Officer, are available online in English and German at:
www.credit-suisse.com/agm

Composition of the Board of Directors as of April 26, 2013
The composition of the Board of Directors following the elections is shown below:

	End of current term	Chairman’s and Governance Committee	Audit Committee	Compensation Committee	Risk Committee
Urs Rohner, Chairman	2015	Chairman	-	-	-
Peter Brabeck-Letmathe, Vice Chairman	2014	Member	-	-	-
Jassim Bin Hamad J.J. Al Thani	2016	-	-	-	-
Iris Bohnet	2015	-	-	Member	-
Noreen Doyle	2016	-	-	-	Member
Jean-Daniel Gerber	2015	-	Member	-	-
Walter B. Kielholz	2014	Member	-	Member	-
Andreas N. Koopmann	2015	-	-	Member	-
Jean Lanier	2014	Member	Member	Chairman	-
Kai S. Nargolwala	2016	-	-	-	Member
Anton van Rossum	2014	-	-	-	Member
Richard E. Thornburgh	2015	Member	Member	-	Chairman
John Tiner	2015	Member	Chairman	-	Member

Inquiries
Media Relations Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

* This media release represents neither an offer to sell nor an invitation to subscribe or a request to submit an offer to buy or subscribe shares of Credit Suisse AG. Nor is this media release (or parts of it) or the fact of its dissemination to be used as a basis for a contract or a decision to conclude a contract. Further, this media release does not constitute a prospectus within the meaning of applicable Swiss law or under Directive 2003/71/EC (as subsequently amended), nor a listing prospectus within the meaning of the Listing Rules of SIX Swiss Exchange.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,900 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
April 26, 2013 Page 3/4

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the Company in our Annual Report 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: April 26, 2013		Director